                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                ________________



                                   FORM 11-K


  (Mark One)

  [X]            ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                 For the Fiscal Year ending December 31, 1993

                                       OR

  [_]          TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D)
                  OF THE SECURITIES AND EXCHANGE ACT OF 1934

                      COMMISSION FILE NUMBER 1-8567-2



       A.     Full Title of the Plan:


                            MAXUS ENERGY CORPORATION
                   EMPLOYEE SHAREHOLDING AND INVESTMENT PLAN


       B. Name of the Issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                           MAXUS ENERGY CORPORATION
                           717 NORTH HARWOOD STREET
                             DALLAS, TEXAS  75201

Required Information
- - - - - --------------------

(a)  Financial Statements.

     See "Index to Financial Statements" on page F-1.

(b)  Exhibit.

The following document is an exhibit to this Form 11-K:

  Exhibit
  Number                     Document
  ------                     --------

     1  -  Consent of Price Waterhouse, filed herewith.

                   EMPLOYEE SHAREHOLDING AND INVESTMENT PLAN
                   -----------------------------------------

                         INDEX TO FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES
                           --------------------------



                                                 Page Number
                                                 -----------

Financial statements:
 Report of Independent Accountants                   F- 2

Statement of Net Assets Available for
 Plan Benefits at December 31, 1993
 and 1992                                            F- 3

Statement of Changes in Net Assets
 Available for Plan Benefits for
 the Year Ended December 31, 1993                    F- 4

Notes to Financial Statements                        F- 5-8

Supplemental schedules:
 Schedule I - Investments at December 31,
 1993                                                F- 9

Schedule II - Transactions in Excess of 5%
 of the Fair Market Value of the Plan Assets
 for the Year Ended December 31, 1993                F- 10


                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------


To the Participants and Administrator
 of the Maxus Energy Corporation
 Employee Shareholding and Investment Plan

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for plan benefits of the Maxus Energy Corporation Employee Shareholding and Investment Plan at December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the year ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management, our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Price Waterhouse

PRICE WATERHOUSE

Dallas, Texas
June 23, 1994

                           MAXUS ENERGY CORPORATION
                   EMPLOYEE SHAREHOLDING AND INVESTMENT PLAN
              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                        December 31, 1993
                                    -----------------------------------------------------------------------------------------
                                                                                                    Retirement
                                                      Government       Maxus                          Money        Growth &
                                                      Securities       Stock          Equity          Market        Income
                                       Total            Fund           Fund            Fund            Fund          Fund
                                    -----------       -----------    ------------   ----------    ------------   ------------
Investments, at market value
 Maxus Energy Corporation common
  stock (cost - $18,924,141)        $12,584,714                       $12,584,714
 U.S. Government securities mutual
 fund (cost - $7,686,448)            $7,736,356        $7,736,356
 Equity mutual fund
  (cost - $7,718,158)                $8,609,639                                      $8,609,639
 Retirement money market investment
  (cost - $3,523,792)                $3,523,792                                                    $3,523,792
 Equity growth & income fund
  (cost - $1,898,069)                $1,994,252                                                                   $1,994,252
                                    -----------       -----------    ------------   -----------   ------------   ------------
Net assets available for plan
 benefits                           $34,448,753        $7,736,356     $12,584,714    $8,609,639    $3,523,792     $1,994,252
                                    ===========       ===========    ============   ===========   ============   ============



                                                                        December 31, 1992
                                    -----------------------------------------------------------------------------------------
                                                                                                    Retirement
                                                      Government       Maxus                          Money        Growth &
                                                      Securities       Stock          Equity          Market        Income
                                       Total            Fund           Fund            Fund            Fund          Fund
                                    -----------       -----------    ------------   ----------    ------------   ------------
Investments, at market value
 Maxus Energy Corporation common
 stock (cost - $17,178,843)         $13,281,942                       $13,281,942
 U.S. Government securities mutual
  fund (cost - $7,197,098)            7,453,017        $7,453,017
 Equity mutual fund
  (cost - $5,593,388)                 5,802,924                                      $5,802,924
 Retirement money market investment
  (cost - $3,713,349)                 3,713,349                                                    $3,713,349
 Equity growth & income fund
 (cost - $536,827)                      524,097                                                                     $524,097
                                    -----------       -----------    ------------   -----------   ------------   ------------
Net assets available for plan
 benefits                           $30,775,329        $7,453,017     $13,281,942    $5,802,924    $3,713,349       $524,097
                                    ===========       ===========    ============   ===========   ============   ============

The accompanying notes are an integral part of these financial statements.

                           MAXUS ENERGY CORPORATION
                   EMPLOYEE SHAREHOLDING AND INVESTMENT PLAN
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                   Year Ended December 31, 1993
                                    -----------------------------------------------------------------------------------------
                                                                                                    Retirement
                                                      Government       Maxus                          Money        Growth &
                                                      Securities       Stock          Equity          Market        Income
                                       Total            Fund           Fund            Fund            Fund          Fund
                                    ------------      -----------    -----------    -----------   ------------   ------------
Additions to net assets
 attributed to:
 Investment income
  Dividends                             $895,663                                       $797,111                      $98,552
  Interest                               740,392         $627,895                                    $112,497
                                    ------------      -----------    ------------   -----------   ------------   ------------
    Total income                       1,636,055          627,895                       797,111       112,497         98,552
                                    ------------      -----------    ------------   -----------   ------------   ------------

Contributions
  Employee                             3,222,017          664,518        $688,812     1,080,822       389,463        398,402
  Employer                             2,551,029                        2,551,029
  Other                                  137,563           17,952          13,307        54,377        26,846         25,081
                                    ------------      -----------    ------------   -----------   ------------   ------------
    Total contributions                5,910,609          682,470       3,253,148     1,135,199       416,309        423,483
                                    ------------      -----------    ------------   -----------   ------------   ------------
Investment changes transferred in      5,173,056          966,120       1,244,572       894,443       892,867      1,175,054
Loan payments                            722,276           42,991         593,649        52,614        15,766         17,256
                                    ------------      -----------    ------------   -----------   ------------   ------------
    Total additions                   13,441,996        2,319,476       5,091,369     2,879,367     1,437,439      1,714,345
                                    ------------      -----------    ------------   -----------   ------------   ------------
Deductions from net assets
 attributed to:
 (Gain) loss on sale of investments     (183,341)         (41,067)        (34,488)      (86,190)                     (21,596)
 Change in unrealized (appreciation)
  depreciation in market value         1,857,678          206,010       2,442,526      (681,945)                    (108,913)
  Benefits Paid                        1,655,440          273,744         686,404       328,943       276,797         89,552
  Loan Distributions                   1,228,928          197,554         854,443        75,172        80,730         21,029
  Investment changes transferred out   5,209,867        1,399,896       1,839,712       436,672     1,269,469        264,118
                                    ------------      -----------    ------------   -----------   ------------   ------------
    Total deductions                   9,768,572        2,036,137       5,788,597        72,652     1,626,996        244,190
                                    ------------      -----------    ------------   -----------   ------------   ------------
Net increase (decrease)                3,673,424          283,339        (697,228)    2,806,715      (189,557)     1,470,155
Net assets available for plan
 benefits:
    Beginning of year                 30,775,329        7,453,017      13,281,942     5,802,924     3,713,349        524,097
                                    ------------      -----------    ------------   -----------   ------------   ------------
    End of year                      $34,448,753       $7,736,356     $12,584,714    $8,609,639    $3,523,792     $1,994,252
                                    ============      ===========    ============   ===========   ============   ============

The accompanying notes are an integral part of these financial statements.

                            MAXUS ENERGY CORPORATION
                   EMPLOYEE SHAREHOLDING AND INVESTMENT PLAN
                   -----------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------


NOTE 1 - THE PLAN:
- - - - - -----------------

The Maxus Energy Corporation Employee Shareholding and Investment Plan (the "Plan") is a defined contribution employee benefit plan in which most full-time salaried and full-time hourly employees of Maxus Energy Corporation (the "Corporation"), except for members of any bargaining unit which has not accepted the Plan, are eligible to participate. An employee is eligible to enroll in the Plan on the first day of the month following the date of employment. The previous description provides only general information. Participants should refer to the summary plan description or the Plan document for a more complete explanation of the Plan's provisions.


NOTE 2 - ACCOUNTING POLICIES:
- - - - - ----------------------------

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting. The trustee holds and manages the funds and distributes cash and stock to the Plan participants.

The assets of the Government Securities Fund, the Equity Fund, the Retirement Money Market Fund and the Growth & Income Fund are invested in separate funds managed by independent registered investment advisors.

Valuation of Investments - Investments are valued at current value based on quoted market prices. Net market appreciation or depreciation of the investments is reflected in the statement of changes in net assets available for plan benefits. The gains or losses on forfeitures are determined by comparing the current value of the Plan amounts forfeited with their average cost.

Calculation of Investment Gains and Losses - The realized (gain) loss on sale of investments as reported in the statement of changes in net assets available for plan benefits is calculated based on historical cost. Net unrealized (appreciation) depreciation on investments as reported in the statement of changes in net assets available for plan benefits represents the net change in market value of securities held during the year, with adjustments for securities sold.

Forfeitures- A participant forfeits any non-vested employer contributions upon termination of employment for reasons other than retirement, death or disability. Forfeitures are utilized to reduce the Corporation's matching contributions and were immaterial for 1993.

Under ERISA guidelines, and for Form 5500 reporting purposes, the (gain) loss on the sale of investments and (appreciation) depreciation on investments is calculated on a current value basis rather than the historical cost basis as described above. This results in a difference between the amounts reported on Form 5500 compared to the statement of changes in net assets available for plan benefits included herein. Under ERISA guidelines, the (gain) loss on sale of investments and (appreciation) depreciation on investments were as follows for the year ended December 31, 1993:

                                                 Government     Maxus                  Growth &
                                                 Securities     Stock       Equity      Income
                                      Total         Fund        Fund         Fund        Fund
                                   ------------  ----------  -----------  ----------  -----------
(Gain) loss on sale of
   investments                      $(801,813 )    $    333  $ (677,896)  $ (87,538)   $( 36,712)

Unrealized (appreciation)
    depreciation on investments      2,476,150      164,610   3,085,934    (680,596)    (93,798 )

Participants Loans - Loans outstanding aggregating $2,264,155 and $1,638,483 at December 31, 1993 and 1992, respectively, and bearing interest at a bank's prime rate, are not included in the statement of net assets available for plan benefits.

A participant may obtain a loan from all of his accounts. Both the principal and interest portions of the repayments are credited to the accounts from which the loan proceeds were obtained in the same proportion as the proceeds were obtained.

Expenses - Administrative expenses of the Plan are paid by the Corporation.
- - - - - --------


NOTE 3 - PLAN PARTICIPATION AND WITHDRAWALS:
- - - - - -------------------------------------------

There were approximately 910 participants (875 in 1992) contributing to the Plan at December 31, 1993. A participating employee may invest his contributions in multiples of five percent in one or more of the following active funds: the Government Securities Fund, the Maxus Stock Fund, the Equity Fund, the Retirement Money Market Fund and the Growth & Income Fund. Participants with balances in the various funds were as follows:

                                December 31,
                                ------------
                                1993   1992
                                -----  -----

Government Securities Fund        622    622
Maxus Stock Fund                  981    918
Equity Fund                       646    563
Retirement Money Market Fund      439    484
Growth & Income Fund              300    129

The Corporation contributes an amount equal to a participant's contribution, limited to a maximum of six percent of the participant's base pay. This matching contribution can be made in cash or in the Corporation's common stock. The number of common shares contributed, if the latter selection is made, is based upon the market price of the stock on the day preceding the contribution. Matching contributions were made in the Corporation's common stock in 1992 and 1993.

Participating employees receive a lump sum payment of all vested contributions upon retirement, disability, death or termination. Also, participating employees may make a withdrawal from their participant after-tax accounts and their vested employer contributed accounts at the end of any month. If a participant makes such a withdrawal, one year must elapse before another can be made.


NOTE 4 - VESTED INTEREST IN PLAN EQUITY:
- - - - - ---------------------------------------

Plan participants are vested at all times in their employee contributed accounts. Vesting of employer contributions to a participant's account is achieved upon five years of service. In the event of retirement, death or disability, the participant immediately becomes fully vested. In addition, in the event the Plan is terminated or partially terminated, employer contributions are discontinued, or a subsidiary of the Corporation terminates its participation in the Plan, the affected participants' employer contributed accounts will become fully vested. If a participant's employment is terminated by the Corporation or if a participant voluntarily terminates employment within 30 days after being required to assume less pay, less responsibility or a lower job classification or to move more than 20 miles to a new workplace anytime during a two-year period following a change in control of the Corporation, the participant's employer contributed accounts will become non-forfeitable and fully vested.

During 1993, participants withdrew $576,288 in vested employer contributions.


NOTE 5 - INCOME TAXES:
- - - - - ---------------------


Management believes that the plan is qualified under section 401(a) and 401(k) of the Internal Revenue Code and therefore is exempt from taxation under section 501(c). The Internal Revenue Service granted a favorable letter of determination to the plan in August of 1986. Employees participating in the plan are taxed at the time of distribution on the amount on which applicable taxes have not been paid.

Management is unaware of any variations in the operations of the Plan from the terms of the Plan documents as amended. Management believes the Plan is qualified under the applicable sections of the Internal Revenue Code and ERISA. The Plan has complied with the fidelity bonding requirements of ERISA.

NOTE 6 - UNREALIZED (APPRECIATION)
 DEPRECIATION IN MARKET VALUE:
- - - - - ----------------------------------

The unrealized (appreciation) depreciation in the market value of investments during the year ended December 31, 1993 was as follows:

                                                          Market Value
                                                    Less (Greater) than Cost
                                  -------------------------------------------------------------
                                  Government     Maxus                   Growth &
                                  Securities     Stock       Equity       Income
                                     Total        Fund        Fund         Fund         Fund
                                  -----------  ----------  -----------  -----------  ----------

 Unrealized (appreciation)
   depreciation at:
     January 1, 1993               $3,444,177   (255,919)    3,896,901    (209,536)  $  12,730
      December 31, 1993             5,301,854    (49,908)    6,339,427    (891,481)  $ (96,183)
                                  -----------  ---------   -----------  ----------   ---------

 1993 change in unrealized
   (appreciation) depreciation
     in market value               $1,857,677  $ 206,011    $2,442,526   $(681,945)  $(108,913)
                                  ===========  =========   ===========  ==========   =========

The market price per share of the Corporation's common stock at December 31, 1993 and 1992 used in the above table for the Maxus Stock Fund was $5-1/2 and $6-5/8, respectively.


Note 7 - CONTINGENCIES:
- - - - - ----------------------

The Plan has been named as a defendant in a lawsuit brought by former Plan participants who claim they are entitled to certain forfeited benefits due to an alleged partial termination of the Plan. It is believed that this lawsuit is without merit and will not pose a significant liability to the Plan.

                                                                      SCHEDULE I
                                                                      ----------

                           MAXUS ENERGY CORPORATION
                   EMPLOYEE SHAREHOLDING AND INVESTMENT PLAN
                   -----------------------------------------
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                -----------------------------------------------
                               DECEMBER 31, 1993
                               -----------------

    Name of Issuer and          Number of                        Current
      Title of Issue             Shares          Cost           Value (a)
    ------------------          ---------     -----------      -----------
GOVERNMENT SECURITIES FUND
- - - - - --------------------------

Fidelity Income Fund -
  Ginnie Mae Portfolio            712,372     $ 7,686,448      $ 7,736,356
                                              ===========      ===========

MAXUS STOCK FUND
- - - - - ----------------

Maxus Energy Corporation
  Common Stock                  2,288,130     $18,924,141      $12,584,714
                                              ===========      ===========

EQUITY FUND
- - - - - -----------

Fidelity Magellan Fund            121,519     $ 7,718,158      $ 8,609,639
                                              ===========      ===========

MONEY MARKET FUND
- - - - - -----------------

Fidelity Money Market Trust -
  Retirement Money Market
  Portfolio                     3,523,792     $ 3,523,792      $ 3,523,792
                                              ===========      ===========

GROWTH & INCOME FUND
- - - - - --------------------

Fidelity Growth & Income
  Portfolio                        89,750     $ 1,898,069      $ 1,994,252
                                              ===========      ===========


(a) Current value represents closing prices at December 31, 1993.

                                                                     SCHEDULE II
                                                                     -----------

                           MAXUS ENERGY CORPORATION
                   EMPLOYEE SHAREHOLDING AND INVESTMENT PLAN
                   -----------------------------------------

                      SCHEDULE OF REPORTABLE TRANSACTIONS
                      -----------------------------------

                            AS OF DECEMBER 31, 1993
                            -----------------------

                                                               Number of
                                   Total        Total        Transactions
    Name of Issuer and           Purchase      Selling     -----------------       Net
      Title of Issue               Price        Price      Purchases   Sales   (Gain)/Loss
    ------------------          ----------   ----------    ---------   -----   -----------
GOVERNMENT SECURITIES FUND
- - - - - --------------------------

Fidelity Income Fund -
  Ginnie Mae Portfolio          $2,319,476   $1,871,194       146        94      $(41,067)
                                ==========   ==========                          ========

MAXUS STOCK FUND
- - - - - ----------------

Maxus Energy Corporation
  Common Stock                  $5,150,977   $3,440,168       110        65      $(34,488)
                                ==========   ==========                          ========

EQUITY FUND
- - - - - -----------

Fidelity Magellan Fund          $2,879,368   $  840,787       131        59      $(86,190)
                                ==========   ==========                          ========

RETIREMENT MONEY MARKET FUND
- - - - - ----------------------------

Fidelity Money Market Trust -
  Retirement Money Market
  Portfolio                     $1,437,439   $1,626,997       121       111      $      0
                                ==========   ==========                          ========

GROWTH & INCOME FUND
- - - - - --------------------

Fidelity Growth & Income
  Portfolio                     $1,714,345   $  374,699       122        32      $(21,596)
                                ==========   ==========                          ========

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Maxus Energy Corporation Employee Benefits Committee has duly caused this annual report to be signed on behalf of the Maxus Energy Corporation Employee Shareholding And Investment Plan by the undersigned hereunto duly authorized.


June 24, 1994



                                 MAXUS ENERGY CORPORATION EMPLOYEE
                                 SHAREHOLDING AND INVESTMENT PLAN


                                 By:  MAXUS ENERGY CORPORATION
                                      EMPLOYEE BENEFITS COMMITTEE



                                 By:    David O. Smith
                                     -----------------------------
                                     David O. Smith, Secretary


69411k-3

                                 EXHIBIT INDEX



The following document is an exhibit to this Form 11-K:


Exhibit
Number                  Document
- - - - - ------                  --------


  1           Consent of Price Waterhouse, filed herewith.



69411k-4

                                                                       EXHIBIT 1

CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-28353 and 33-55918), and any existing amendments thereto, of Maxus Energy Corporation Employee Shareholding and Investment Plan of our report dated June 23, 1994 appearing on Page F-2 of this Form 11-K for the year ended December 31, 1993.


Price Waterhouse

PRICE WATERHOUSE

Dallas, Texas
June 23, 1994



pw.pg